Exhibit 99.1

CORUS ENTERTAINMENT INC.

Annual and Special Meeting of Shareholders
January 11, 2011

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations, Section 11.3

The following matters were voted upon at the Annual and Special Meeting of Shareholders of Corus Entertainment Inc. (the “Company”) held in Toronto, Ontario (the “Meeting”) on January 11, 2011. Each of the matters set out below is described in greater detail in the Company’s Notice and Management Information Circular for the Annual and Special Meeting of Shareholders dated December 13, 2010 and mailed to Company’s shareholders prior to the Meeting:

1)	The fixing of the number of directors to be elected at the Meeting at 10 was approved by a show of hands. Votes of 3,259,030 (100%) for and 0 (0%) against were received.

2)	Each of the ten director nominees proposed by the Company were elected by a vote, conducted by ballot as follows:

Director Nominees	Voted For	% For	Vote Withheld	% Withheld
Fernand Bélisle	3,266,430	100%	0	0%
John M. Cassaday	3,266,430	100%	0	0%
Dennis Erker	3,266,430	100%	0	0%
Carolyn Hursh	3,266,430	100%	0	0%
Wendy A. Leaney	3,266,430	100%	0	0%
Susan E.C. Mey	3,266,430	100%	0	0%
Ronald D. Rogers	3,266,430	100%	0	0%
Terrance Royer	3,266,430	100%	0	0%
Heather A. Shaw	3,266,430	100%	0	0%
Julie M. Shaw	3,266,430	100%	0	0%

3)
The appointment of Ernst & Young LLP as auditors of the Company and the authorization of the directors to fix the remuneration of such auditors was approved by a show of hands. Votes of 3,259,030 (100%) for and 0 (0%) withheld were received.

4)	The ratification of unallocated entitlements under the Company’s Stock Option Plan was approved by a show of hands. Votes of 3,259,030 (100%) for and 0 (0%) against were received.